FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Pruett, Carrol R. (Last) (First) (Middle) 1026 East Grand Avenue (Street) Arroyo Grande, CA 93420 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mid-State Bancshares MDST 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 24, 2003 5. If Amendment, Date of Original (Month/Day/Year) N/A / N/A

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/31/02		P		25.98191 Shrs	A		200,086.026360	D/401(k) Plan
Common Stock	01/23/03		P		27.98253 Shrs	A		200,114.008890	D/401(k) Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$5.3750							8/14/99 (2)	7/10/06	Common Stock	33,488		33,488 Vested/Available to Exercise	I	By Company
Incentive Stock Option (right to buy)	$15.50							8/12/99 (2)	8/12/08	Common Stock	20,000		16,000 Vested/Available for Exercise	I	By Company
Incentive Stock Option (right to buy) (1)	$17.9350							7/14/00 (2)	7/14/09	Common Stock	10,030		2,338 Vested/Available for Exercise	I	By Company
Non-Qualified Stock Option (right to buy)	$17.9350							7/14/00 (2)	7/14/09	Common Stock	89,970		57,662 Vested/Available for Exercise	I	By Company
Incentive Stock Option (right to buy) (3)	$16.6250							1/10/02 (2)	1/10/11	Common Stock	12,028		0 Vested until 1/10/05	I	By Company
Non-Qualified Stock Option (right to buy)	$16.6250							1/10/02 (2)	1/10/11	Common Stock	87,972		20,000 Vested/Available for Exercise	I	By Company

 Explanation of Responses:

(1) 100,000 shares granted as an ISO under the 1996 Stock Option Plan.  Due to the $100K limitation, remaining 89,970 shares were issued and treated as a non-qualified stock option.

(2)  Options vest 20% per year on the anniversary date of the grant for five (5) years at which time the option is 100% vested.  Optionee has another five (5) years from the five (5) year "100% vesting" anniversary date to exercise the shares in accordance with the terms and conditions of the 1996 Stock Option Plan.

(3)  100,000 shares granted as an ISO under the 1996 Stock Option Plan.  Due to the $100K limitation, remaining 87,972 shares were issued and treated as a non-qualified stock option.

/s/ Carrol R. Pruett ** Signature of Reporting Person	01/24/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002